CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

"I, William Lewis, B.Sc. P.Geo., along with Rober J. Leader, P.Eng. and Dibya Kanti Mukhopadhyay, MAusImm are the Qualified Persons for the technical information compliant with National Instrument 43-101 (“NI 43-101”) set out and supporting the report named “Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico”, dated April 16, 2007 and referred to by Endeavour Silver Corp. (the “Company”) in its Annual Information Form dated April 3, 2008 (“AIF”). I hereby consent to the disclosure and reference as set out in the “AIF”, and section 4.4 in particular and by cross reference to the Annual Managements Discussion and Analysis For the Year Ended December 31, 2007 dated as of April 3, 2008 (the “MD&A”) and by cross reference to the US Securities Exchange Commission Form 40-F Statement for the fiscal Year ended December 31, 2007 (“Form 40F”).

Dated this 3rd Day of April, 2008.

“William J. Lewis”
____________________
William Lewis, B.Sc. P.Geo.